

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 4, 2018

Eyal Waldman
Chief Executive Officer
Mellanox Technologies, Ltd.
Beit Mellanox
Yokneam, Israel 20692

> **Re: Mellanox Technologies, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2018**
> **File No. 001-33299**

Dear Mr. Waldman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Questions and Answers regarding this Solicitation and Voting at the Meeting, page 1

1.   Refer to your disclosure on page 12 about the solicitation by Starboard Value LP. Given the timing of the Extraordinary Meeting and the referenced disclosure, please discuss the connection, if any, between the Starboard solicitation and the Board's decision to present these proposals to amend your Articles of Association. For example, discuss whether the timing of the Board's decision to propose the amendments for shareholder approval, including through an Extraordinary Meeting as opposed to the regularly-scheduled annual meeting, was affected by the solicitation in opposition to Mellanox's nominees that has now been initiated by Starboard. Also, discuss whether one intended effect of the proposal was to influence the outcome of that solicitation.

2.   Clearly address any possible anti-takeover and other effects of the Universal Proxy Card Proposal in general and in the specific context of the referenced solicitation in opposition. For example, discuss whether it is possible that the Universal Proxy Card Proposal, if adopted, could affect the likelihood of a successful attempt by a dissident to change

control of the Board by either increasing or reducing the probability that enough of the dissident's director nominees are elected to constitute the majority of the Board (and the effects this possibility would have on both incumbent management and shareholders). See Item 19 of Schedule 14A and Instruction 2 thereto.

3.   Please revise the presumptive definition of the term "contested election" to make clear, if true, that the meaning of the term ascribed in the answer on page three is for the limited purpose of defining the term in the proposed amendments to the Articles. In addition, please revise to remove the implication that certain types of solicitations in opposition could not otherwise be characterized as "contested" outside of this narrow context. Refer to Note 3 to paragraph (a) of Rule 14a-6 titled, "Solicitation in Opposition."

4.   We noticed the question on page four regarding the timing of the proposals, and the corresponding explanation given by Mellanox that it has determined the "proposals are in the bests interests of [its] shareholders…." Notwithstanding this reason and the informative assertion made in the Notice/cover letter to shareholders that Mellanox is "committed to best-in-class governance practices and [is] taking the steps necessary to align [its] governance policies with the interests of our shareholders…," please disclose the specific reason(s) these proposals are being introduced now as distinguished from other points in Mellanox's operating history. In addition, disclose the extent to which the timing of the proposals' introduction is related to Starboard's solicitation in opposition.

What is a "broker non-vote"?, page 8

5.   Tell us why you believe the proposed amendments to your Articles would be considered routine matters or revise your disclosure as appropriate.

If the Universal Proxy Card proposal is approved..., page 11

6.   Please clarify how measuring the 10-day period from the date of approval of the proposal is consistent with your revised Article 39. Also, clarify whether the 10-day period starts on the date of the extraordinary meeting or the date of approval of the proposals, which could be a later date. Describe how you will inform possible soliciting parties of the commencement of the 10-day period, if it does not commence on the original meeting date. Finally, provide specific logistical details about how the required notice can be provided.

Proposal One, page 12

7.   Revise your disclosure to clarify whether shareholders may cumulate their votes.

Proposal Two, page 13

8.   We note the requirement that a party's definitive proxy statement must direct shareholders to another person's definitive proxy. Please advise how you intend a soliciting party to satisfy Rule 14a-5(c) in the event that the other soliciting party's definitive proxy statement has not yet been furnished to the person solicited.

9.   If the dissident ultimately does not distribute a proxy statement or does not appear at the meeting to nominate the directors, please tell us how the authority to vote granted by a universal proxy will be exercised. Will you still consider the election to be contested?

10.   Please tell us how your universal proxy card will disclose the treatment and effect of a proxy executed in a manner that grants authority to vote for more nominees than the number of directors being elected, in a manner that grants authority to vote for fewer nominees than the number of directors being elected, or in a manner that does not grant authority to vote with respect to nominees.

11.   Clarify the difference between a withhold vote and abstention in the context of plurality voting. In this regard, please tell us whether you will implement one proposal if shareholders do not approve the other.

12.   Your proposed Article 39(b) appears to provide that you will notify a nominating shareholder of the registrant's nominees. Clarify who will notify other nominating shareholders of all shareholder nominees, if there is more than one nominating shareholder.

13.   If the Board can control whether or not an election is contested, as defined in the proposed Articles, please disclose the means by which control may be exerted. For example, disclose, if the Articles authorize, that the Board may act unilaterally to change the size of the Board of Directors without shareholder approval.

14.   We note that you require a shareholder's nominee to provide you a declaration regarding the absence of a limitation under the Companies Law for the appointment the nominee and information "required under the Companies law to be provided to the Company in connection with such an appointment." Disclose the nature of relevant limitations and of the information required under the Companies Law. Also, if the registrant's nominees do not provide nominating shareholders similar information, please say so clearly and describe the reasons for and effects of this difference.

15.   If the proposal would take away the ability of a dissident to select the registrant nominees it prefers to round out a short slate of nominees, please describe how the amendment would have this effect.

16.   Refer to Instruction 3(a)(ii) to Items 4 and 5 of Schedule 14A that any director nominee "for whose election as a director proxies are solicited" is a "participant" for purposes of disclosure requirements of Schedule 14A. It appears that nominees on your proposed universal proxy cards would be considered "participants" in the opposing party's solicitation. Please tell us how each of the parties soliciting proxies will have access to all information required to be disclosed regarding the participants in their solicitation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Josh Dubofsky, Esq.
        Latham & Watkins LLP